UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 16 )

TRIBUNE COMPANY
(Name of Issuer)
Common Stock (Par Value $0.01)
(Title of Class of Securities)
896047 10 7
(CUSIP Number)
Thomas E. Chomicz, Esq.
Quarles & Brady LLP
500 West Madison Street, Suite 3700
Chicago, Illinois 60661
(312) 715-5000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
December 20, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons. Robert R. McCormick Tribune Foundation I.R.S. Identification No. 36-3689171

2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

☐

6.	Citizenship or Place of Organization.

Illinois

	7.	Sole Voting Power

NUMBER OF		-0-

SHARES	8.	Shared Voting Power
BENEFICIALLY
OWNED BY		-0-

EACH	9.	Sole Dispositive Power
REPORTING
PERSON		-0-

WITH	10.	Shared Dispositive Power

-0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person.

0%

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares.

☐

13.	Percent of Class Represented by Amount in Row (11).

0%

14.	Type of Reporting Person.

CO

AMENDMENT NO. 16 TO SCHEDULE 13D
     This Amendment No. 16 to the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) by the Robert R. McCormick Tribune Foundation (the “Foundation”) on November 20, 1990 is the final amendment to the Schedule 13D/A and an exit filing for the Foundation.
Item 5. Interest in Securities of the Issuer.
Item 5 is amended and restated in its entirety as set forth below.
     (a) As of the date hereof, the Foundation beneficially owns 0 shares of Issuer Common Stock, which represents 0% of the 118,469,274 outstanding shares of Issuer Common Stock according to the Issuer’s Quarterly Report on Form 10-Q filed November 2, 2007.
     (b) The Foundation has the sole voting and dispositive power over 0 shares of Issuer Common Stock and has shared power to vote or dispose 0 shares of Issuer Common Stock.
     (c) On April 1, 2007, the Issuer entered into an Agreement and Plan of Merger with GreatBanc Trust Company (the “Trustee”), not in its individual or corporate capacity, but solely as trustee of the Tribune Employee Stock Ownership Trust (the “ESOP”), a separate trust which forms a part of the ESOP, Tesop Corporation, a Delaware corporation wholly owned by the ESOP (“Merger Sub”), and EGI-TRB (solely for the limited purposes specified therein) providing for Merger Sub to be merged with and into the Issuer, and following such merger, the Issuer to continue as the surviving corporation wholly owned by the ESOP (the “Merger”). The Merger closed on December 20, 2007. At the effective time of the Merger, all shares of Issuer Common Stock (exclusive of those held by the ESOP and the Merger Sub), including the 11,850,866 shares held by the Foundation, were converted into consideration of $34.00 per share.
     (e) At effective time of the Merger on December 20, 2007, the Foundation ceased to be the beneficial holder of more than 5% of Issuer Common Stock.
Item 7. Material to be Filed as Exhibits.
     There are no exhibits to this Amendment No. 16 to Schedule 13D.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 26, 2007	ROBERT R. McCORMICK TRIBUNE FOUNDATION
	By:	/s/ David L. Grange
David L. Grange
President

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